EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)

Earnings
Net income	$895,629	$703,125	$604,366	$499,267	$438,349
Add:
Provision for income taxes	500,538	391,596	310,519	216,840	235,834
Fixed charges	1,379,141	1,606,610	1,653,288	1,520,777	1,221,671
Less:
Capitalized interest	(10,360)	(26,597)	(37,192)	(48,038)	(54,097)

Earnings as adjusted (A)	$2,764,948	$2,674,734	$2,530,981	$2,188,846	$1,841,757

Preferred dividend requirements	$3,830	$5,227	$5,346	$5,421	$4,650
Ratio of income before provision for income taxes to net income	156%	156%	151%	143%	154%

Preferred dividend factor on pretax basis	5,975	8,154	8,072	7,752	7,161

Fixed charges
Interest expense	1,365,490	1,576,664	1,612,886	1,469,650	1,164,432
Capitalized interest	10,360	26,597	37,192	48,038	54,097
Interest factor of rents	3,291	3,349	3,210	3,089	3,142

Fixed charges as adjusted (B)	1,379,141	1,606,610	1,653,288	1,520,777	1,221,671

Fixed charges and preferred stock dividends (C)	1,385,116	1,614,764	1,661,360	1,528,529	1,228,832

Ratio of earnings to fixed charges ((A) divided by (B))	2.00x	1.66x	1.53x	1.44x	1.51x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	2.00x	1.66x	1.52x	1.43x	1.50x

90